EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Huttig Building Products, Inc.:
We consent to the incorporation by reference in this registration statement on Form S-3 of Huttig Building Products, Inc. of our reports dated March 7, 2005, with respect to the consolidated balance sheet of Huttig Building Products, Inc. and subsidiaries as of December 31, 2004, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year ended December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004, and to the reference to our firm under the heading “Experts” in the registration statement.
/s/ KPMG LLP
St. Louis, Missouri
December 20, 2005